

02005928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 38086 |



## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Traderfield Securities Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 LAFAYETTE STREET, ROOM 503
(No. and Street)

| NEW YORK | NEW YORK | 10013 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL K. KWAN C.P.A. NEW YORK (212) 966-1818
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANIEL K. KWAN, CPA, LLC
(Name — *if individual, state last, first, middle name*)

| 45 DIVISION STREET | NEW YORK | NEW YORK | 10002 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, PATRICK Y. LEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of DECEMBER 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

PRESIDENT

Title

CINDY WU
Notary Public, State of New York
No. 01WU5040405
Qualified in Kings County
Commission Expires 3\13\2003



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANIEL K. KWAN, CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANT

45 DIVISION STREET, 2nd FLOOR
NEW YORK, N.Y. 10002
TELEPHONE: (212) 966-1818
FAX: (212) 226-0615

Independent Auditor's Report

To the Board of Directors and
Stockholders of Traderfield Securities, Inc.

We have audited the accompanying balance sheet of Traderfield Securities, Inc., as of December 31, 2001 and the related statements of income, retrained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. As audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Traderfield Securities, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.



Daniel K. Kwan, C.P.A.
New York, New York
February 1, 2002

# TRADERFIELD SECURITIES, INC

## Balance Sheet

## For The Year ended December 31, 2001

**Assets:**

| | | | | |
|---|---|---|---|---|
| Cash | | | $ | 313,582 |
| Accounts Receivable | | | | 48,239 |
| Prepaid Expenses | | | | 3,074 |
| Clearing Account Deposit | | | | 75,142 |
| Furniture & Equipment | $ | 160,401 | | |
| Accumulated Depreciation | | (127,985) | | 32,416 |
| Total Assets | | | $ | 472,453 |

**Liabilities And Shareholders' Equity:**

| | | | | |
|---|---|---|---|---|
| Liabilities: | | | | |
| Commission Payable | $ | 3,325 | | |
| Total Liabilities | | | $ | 3,325 |
| Shareholders' Equity | | | | |
| Common Stock, no par value, 200 shares authorized, issued-100 shares | $ | 100,000 | | |
| Retained Earnings | | 369,128 | | |
| Total Shareholders' Equity | | | $ | 469,128 |
| Total Liabilities & Shareholder's Equity | | | $ | 472,453 |

# TRADERFIELD SECURITIES, INC.

## Statement of Cash Flows

## For the Year Ended December 31, 2001

| | | | |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net cash flow from operating activities (Sch. A) | | $ | (750,028) |
| Cash flows from investing activities: | | | |
| Cash paid to acquire equipment | $ 0 | | |
| Net cash used by investing activities: | | | 0 |
| Net increase (decrease) in cash | | $ | (750,028) |
| Cash and cash equivalents, beginning of year | | | 1,138,752 |
| Cash and cash equivalents, end of year | | $ | 388,724 |

**SCHEDULE A: NET CASH FLOW FROM OPERATING ACTIVITIES**

| | | | | |
|---|---|---|---|---|
| Net Income | | | $ | 17,621 |
| ADD: | Depreciation Expense | $ 11,916 | | |
| | Decrease in Accounts Receivable | 36,450 | | |
| | Subtotal | | | 48,366 |
| LESS: | Distribution to Stockholders | 720,000 | | |
| | Increase in Deposits | 3,074 | | |
| | Decrease in Accounts Payable | 92,941 | | |
| | Subtotal | | | 816,015 |
| Net Cash flow from operating activities | | | $ | (750,028) |

# TRADERFIELD SECURITIES, INC.

## Statement of Operations

## For The Period of January 1, 2001 to December 31, 2001

| | | | | |
|---|---|---|---|---|
| **Income:** | | | | |
| Commission Income | | | $ | 1,833,580 |
| Interest Income | | | | 30,532 |
| Rebate & Service Income | | | | 372,465 |
| Gross Profit | | | $ | 2,236,577 |
| **Expenses:** | | | | |
| Salaries & Commission Expense | $ | 516,743 | | |
| Commission to Other Brokers | | 561,949 | | |
| Clearing Agent Commission | | 464,731 | | |
| Customer Related Expenses | | 3,970 | | |
| NYC Corp. Tax | | 2,336 | | |
| NYS Corp. Tax | | 2,510 | | |
| NYC Rent Tax | | 712 | | |
| Real Estate Taxes | | 8,945 | | |
| Settlement Expenses | | 60,600 | | |
| Rent | | 145,655 | | |
| Office Expenses | | 42,488 | | |
| Telephone | | 20,956 | | |
| Utilities | | 5,026 | | |
| Computer Renter/Leasing Expense | | 9,000 | | |
| Gifts | | 665 | | |
| Exchange Fees | | 32,172 | | |
| Entertainment | | 17,011 | | |
| Repairs & Maintenance | | 16,471 | | |
| Condo Maintenance Fee | | 7,687 | | |
| Insurance | | 69,926 | | |
| Professional Fee | | 17,555 | | |
| Travel Expense | | 6,670 | | |
| Depreciation Expense | | 11,916 | | |
| Subscriptions | | 13,646 | | |
| Errors Account | | 5,901 | | |
| Misc. Expenses | | 13,454 | | |
| Bank Charge | | 331 | | |
| Subscriptions to Market Programs | | 159,930 | | |
| Total Expenses | | | $ | 2,218,956 |
| **Net Profit** | | | $ | 17,621 |

# TRADERFIELD SECURITIES, INC.
## Computation of Net Capital
## For Year Ended December 31, 2001

| | | | |
|---|---|---|---|
| Total Shareholders' Equity | | $ | 369,128 |
| Deduct: | Non-Allowable Assets | | 32,416 |
| Net Capital before Haircuts on Securities Positions | | | 336,712 |
| Deduct: | Haircuts on Securities | | 1,503 |
| Net Capital | | $ | 335,209 |

# TRADERFIELD SECURITIES, INC.

## Computation of Basic Net Capital Requirement

## For Year Ended December 31, 2001

MINIMUM NET CAPITAL REQUIRED:

| | | |
|---|---|---|
| 6 2/3% of Aggregate Indebtedness | $ | 222 |
| Minimum Dollar Net Capital Requirement | $ | 50,000 |
| Net Capital | $ | 335,209 |
| LESS: Net Capital Requirement | $ | 50,000 |
| Excess: Net Capital | $ | 285,209 |

# TRADERFIELD SECURITIES, INC.
## Statement of Changes in Stockholders Equity
## For Year Ended December 31, 2001

| | | |
|---|---|---|
| Balance, Beginning | $ | 1,071,507 |
| Net Profit for the year | $ | 17,621 |
| LESS : Distribution | $ | (720,000) |
| Balance, Ending | $ | 369,128 |

# TRADERFIELD SECURITIES, INC.
## Notes to Financial Statements
## For Year Ended December 31, 2001

(1) Accounting Policies:

Depreciation Method
Management has adopted **MACRS** method for depreciation purpose. Property plant and equipment is recorded at cost.

Income
Commission income are recorded is realized.

(2) Computation of Net Capital

There are no material difference in the computation of net capital between the audited report and the corresponding unaudited Part II a of the Focus Report.

(3) Reserve Requirements

The Company is exempt from the reserve requirements of 15C 3-3 under K(2) (B) of the section.

(4) Accounting System

There were no material inadequacies in the financial record keeping and accounting procedures followed by the corporation, expect the corporation had elected to be an S. Corporation for income tax reporting purpose under Section 1362 of the Internal Revenue Code.